LAKE SHORE
GOLD CORP

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

07023610

BY MAIL

May 9, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of April 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna

Susy H. Horna
Corporate Secretary

dw 5/18

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP. COMPLETES $28.75 MILLION BOUGHT DEAL FINANCING

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S.

April 16, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") has completed the $28.75 million bought deal financing announced on March 21, 2007, underwritten by a syndicate led by Canaccord Capital Corporation, and including Haywood Securities Inc. and Raymond James Ltd.

The financing consisted of 6,875,000 units (the "Units") and 6,000,000 flow-through common shares (the "Flow-Through Shares") at an issue price of $2.00 per Unit and $2.50 per Flow-Through Share, for gross proceeds of $28.75 million. Each Unit consisted of one common share plus one half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $2.50 expiring in 18 months.

Net proceeds will be used for exploration of the Company's Timmins West project, the acquisition of the Bell Creek mine and mill complex near Timmins, Ontario from the Porcupine Joint Venture and general working capital. Approximately $12 million will be allocated toward exploration on the Timmins West property, of which approximately $9.5 million will be reserved for preliminary work on the advanced exploration program pending receipt of the advanced exploration permit and completion of a favourable pre-feasibility study. Lake Shore has the option to pay up to $7.5 million in cash for the Bell Creek acquisition, as announced in February 2007, which will be paid from the proceeds.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral exploration properties in Ontario, including the Timmins West, Vogel and Schumacher projects, either directly or through option agreements. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE COMPLETES DUE DILIGENCE ON BELL CREEK ACQUISITION

April 23, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") has completed its due diligence on the acquisition by Lake Shore of the Bell Creek mine and mill in Timmins, Ontario from the Porcupine Joint Venture ("the PJV"). Lake Shore President and CEO Brian Booth said: "The due diligence process went well and was completed to our satisfaction. We are now working to complete the terms of the definitive purchase agreement. Once completed, the acquisition will allow Lake Shore to quickly transform itself from a junior exploration company into a gold producer in the prolific Timmins gold mining district."

The acquisition includes the Bell Creek mine property, a hoist, headframe and underground mine infrastructure, a 1,500 tonne per day mill with permitted tailings facilities, plus all surface infrastructure, including office buildings and road and electricity power access easements, and the assumption of all related environmental and rehabilitation liabilities by Lake Shore.

Consideration for the acquisition will consist of $6 million in cash and up to $4 million worth of Lake Shore common shares at a price of $1.51 per share, as well as two million warrants exercisable for a period of two years at $2.41 per share. In addition, Lake Shore will grant the PJV of a royalty equal to 2% of the net smelter returns on the Bell Creek property, subject to underlying royalties.

Timing for closing of the transaction is subject to completion of the definitive agreement and receipt of regulatory and third party approvals.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President and CEO
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE RECEIVES APPROVAL TO INITIATE ADVANCED UNDERGROUND EXPLORATION AT TIMMINS WEST

April 30, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") has received notice of acceptance of its certified closure plan for the Timmins West project from the Ontario Ministry of Northern Development and Mines (MNDM).

A certified closure plan must be accepted by MNDM before the Company starts advanced exploration or mine production. The closure plan is an environmental review of the project, describes measures to rehabilitate the site, and provides financial assurance for the rehabilitation.

Notice of acceptance of the closure plan allows Lake Shore to initiate the advanced exploration program, which will include environmental and mine engineering, surface infrastructure, shaft and/or ramp construction, scheduling, underground drilling and bulk sampling. The program is expected to take 24 months to complete, during which time resource expansion and exploration drilling programs will continue.

Lake Shore President and CEO Brian Booth said: "Acceptance of the closure plan is a major regulatory requirement and represents a significant milestone in the development of Timmins West. Contracts have been awarded for road and bridge construction and work is already under way. We are drilling the pilot hole for the shaft, which will provide access to mineralization and allow us to take a 20,000-tonne bulk sample and drill the deeper zones of the deposit from underground. We really appreciate the support that we have received for this project from the Ontario government, the municipality of Timmins, and local communities."

Completion of the pre-feasibility study at Timmins West is expected by the end of the second quarter. The pre-feasibility study contemplates using the Bell Creek mill, which Lake Shore is in the process of acquiring from the Porcupine Joint Venture[1], as the location for processing ore from Timmins West. The Bell Creek mill has been on care and maintenance since 2002. Lake Shore's preliminary review indicates it can be made operational quickly and with low capital cost.

Timmins West is Lake Shore's most advanced property, with gold mineral resource estimates totaling 1.3 million ounces in the indicated category and 200,000 ounces in the inferred category[2].

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option

[1] In January 2007 Lake Shore announced it had entered into an agreement with the Porcupine Joint Venture to acquire the Bell Creek mine and mill. For details refer to Lake Shore's news release dated January 31, 2007, available on www.lsgold.com.

[2] As announced on November 20, 2006, Timmins West hosts gold resources totaling 1.29 million ounces (uncut) in the indicated category and an additional 207,000 ounces (uncut) in the inferred category. The indicated resource contains 3.3 million tonnes of ore grading 12.29 grams per tonne (uncut), and the inferred resource contains 968,000 tonnes grading 5.79 grams per tonne (uncut). Lake Shore's Qualified Person ("QP") for Timmins West is Jacques Samson, P.Geo. As the QP he has prepared or supervised the preparation of the scientific or technical information for the property. For details refer to Lake Shore's news release dated November 20, 2006, available on www.lsgold.com.

agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

END